FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 21st of October, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K is incorporated by reference into the Company`s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on October 1, 2003 (Registration No. 333-109338).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	October 21st, 2003	By:	/s/ Etan Mogilner
Associate General Counsel

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M-Systems Contact:	Investor Relations Contacts:
Ronit Maor CFO	Jeff Corbin / Evan Smith KCSA
972-9-764-5002	212-682-6300
ronitm@m-sys.com	jcorbin@kcsa.com / esmith@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS RECORD REVENUES AND SHIFT TO PROFITABILITY IN THIRD QUARTER 2003

- - - - -

Third Quarter 2003 Revenues $34.1 Million,
33% higher than previous quarter revenues and 89% higher than third quarter 2002 revenues

KFAR-SABA, Israel, October 20, 2003 - M-Systems (Nasdaq:  FLSH), a leader in flash-based data storage products, today announced financial results for the third quarter ended September 30, 2003.

For the third quarter ended September 30, 2003, revenues were $34.1 million, representing an increase of 33 percent compared to revenues of $25.6 million in the second quarter of 2003, and 89 percent compared to revenues of $18.0 million in the third quarter of 2002. M-Systems reported net income for the quarter ended September 30, 2003 of $0.1 million, or $0.00 per share, compared to a net loss of $0.4 million, or $(0.01) per share in the second quarter of 2003, and compared to a net loss of $1.0 million, or $(0.04) per share in the third quarter of 2002.  Gross margins for the quarter ended September 30, 2003 were 27 percent, compared to 32 percent in the second quarter of 2003 and 31 percent in the third quarter of 2002.

For the nine-month period ended September 30, 2003, revenues were $81.8 million, compared to revenues of $44.2 million in the corresponding period of 2002.  The Company reported a net loss of $0.9 million, or $(0.03) per share for the nine-months ended September 30, 2003, compared to a net loss of $4.6 million, or $(0.17) per share, for the nine-months ended September 30, 2002. Gross margins for the nine-months ended September 30, 2003 were 30 percent, compared to 31 percent in the corresponding period of 2002.

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Commenting on the results, Dov Moran, President and Chief Executive Officer of M-Systems, said: "We are very pleased with our third quarter results, especially with our strong revenue growth and our return to profitability during the quarter. During the past three years, we have focused our marketing, product development and operations toward positioning the Company for growth. We are now realizing the positive results of these efforts and intend to continue building upon this platform and combine continued rapid top-line growth with increased profitability going forward".

"M-Systems has made tremendous progress, establishing itself as an innovator and market leader in sustainable and growing markets, each of which presents significant growth opportunities for our company. Our success has been, and will continue to be, driven by genuine strong demand, in both the USB Flash Drive market and the mobile market. In the USB Flash Drive market, the sales growth of DiskOnKey again exceeded our high expectations. This strength has continued into the fourth quarter and we expect another record quarter for DiskOnKey sales. In the mobile market, our Mobile DiskOnChip achieved excellent growth, almost doubling sales compared to the second quarter, and has been designed into additional handsets and PDAs. Based on these results and ongoing activities, we expect that our Mobile DiskOnChip will continue to be a significant growth engine for the Company in the coming quarters and will complement the proven success of DiskOnKey."

Mr. Moran continued, "We expect revenues in the fourth quarter to reach at least $40 million, which will bring total revenues for the year to over $120 million. We believe that our primary challenge in the fourth quarter will be to secure large quantities of flash at competitive prices. However, we believe that our recent agreement with Toshiba will allow us, toward the end of the year, to secure higher quantities of raw NAND at very attractive prices, and is expected to have a positive impact on our gross margins beginning in the first quarter of 2004. In order to facilitate our continued growth, we are working to develop relationships with additional flash vendors that will ensure cost-effective supply of our required flash components.

Mr. Moran concluded, "M-Systems has worked for many years to bring high-quality, innovative products and leading edge technology to the market. I am extremely pleased that we are seeing tangible results from this hard and persistent work."

M-Systems will host a conference call to discuss financial results and other matters discussed in this press release in a conference call at 11:00 a.m. U.S. EDT, today, October 20, 2003.  Those who wish to participate may call: (973) 582-2776. The call will also be available live on the Internet at www.kcsa.com and www.m-sys.com.  Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from approximately 12:00 p.m. EDT, October 20, 2003, until October 27, 2003, at 11:59 p.m.  To listen to the replay, please call (973) 341-3080.  To access the replay, users will need to enter the following code: 4236713.

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About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks.  M-Systems` flash disks provide the functionality of a mechanical hard drive in a silicon chip.  M-Systems` products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems` products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFD(TM)) product families.  For more information, please contact M-Systems at www.m-sys.com.

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NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company`s and its customers` inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company`s and its customers` products; and other risk factors detailed in the company`s most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

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M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31
	2003	2002	2003	2002	2002
	Unaudited				Audited

Revenues	$ 34,096	$ 18,014	$ 81,784	$ 44,160	$ 64,817
Cost of revenues	24,852	12,434	57,054	30,206	44,415

Gross profit	9,244	5,580	24,730	13,954	20,402

Operating expenses:
Research and development, net	3,456	3,026	10,118	8,457	11,974
Sales and marketing	5,117	3,147	13,937	9,108	12,547
General and administrative	1,260	1,087	3,559	2,959	4,000

Total operating expenses	9,833	7,260	27,614	20,524	28,521

Operating loss	(589)	(1,680)	(2,884)	(6,570)	(8,119)
Financial income, net	623	719	1,874	1,953	2,619

Income (loss) before Minority Interest in losses of a subsidiary	34	(961)	(1,010)	(4,617)	(5,500)

Minority Interest in losses of a subsidiary	70	---	70	---	---

Net income (loss)	$ 104	$ (961)	$ (940)	$ (4,617)	$ (5,500)

Basic net income (loss) per share	$ 0.00	$ (0.04)	$ (0.03)	$ (0.17)	$ (0.20)

Diluted net income (loss) per share	$ 0.00	$ (0.04)	$ (0.03)	$ (0.17)	$ (0.20)

Weighted average number of shares used in computing basic net income (loss) per share	28,606,593	26,984,457	27,909,637	26,928,271	26,953,410

Weighted average number of shares used in computing diluted net income (loss) per share	31,589,083	26,984,457	27,909,637	26,928,271	26,953,410

(Additional Tables to Follow)

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M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,		December 31
	2003	2002	2002
	Unaudited		Audited

ASSETS
Cash, cash equivalents, short-term bank deposit and marketable securities	$ 93,793	$ 93,221	$ 94,094
Trade receivables	12,270	3,465	4,920
Other accounts receivable and prepaid expenses	3,852	1,104	1,962
Inventories	26,354	16,281	17,100
Severance pay funds	2,369	1,553	1,763
Long-term investment	11,083	10,662	10,616
Property and equipment, net	16,808	16,899	16,756
Other assets, net	580	1,127	991

Total assets	$ 167,109	$ 144,312	$ 148,202

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$ 15,167	$ 5,347	$ 8,044
Deferred revenues	5,761	3,125	4,759
Other accounts payable and accrued expenses	5,971	5,013	4,915
Accrued severance pay	3,022	1,969	2,194

Total liabilities	29,921	15,454	19,912

Minority Interest	71	---	---

SHAREHOLDERS' EQUITY:
Share capital	8	8	8
Additional paid-in capital	195,154	185,072	185,387
Accumulated deficit	(58,045)	(56,222)	(57,105)

Total shareholders' equity	137,117	128,858	128,290

Total liabilities and shareholders' equity	$ 167,109	$ 144,312	$ 148,202

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